EXHIBIT 99.1

AMARC ANNOUNCES AMENDMENT TO LOAN AGREEMENT

May 26, 2022, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCQB: AXREF) announces that it has entered into a Second Loan Amendment Agreement dated May 25, 2022, pursuant to which it has agreed to a $100,000 increase to an existing $ 1 million loan with the lender (the “Loan”) who is a director and significant shareholder of the Company (the "Lender"). The Loan is unsecured, will bear interest at a rate of 10% per annum and is repayable on or before the earlier of November 26, 2024, the occurrence of a default or on achievement of financing milestones. In connection with the Loan, Amarc will issue to the Lender a loan bonus in the form of 1,176,470 warrants (the "Bonus Warrants"), each entitling the holder to acquire one common share of Amarc for five years at a price of $0.085 per share. The Bonus Warrants will be subject to a four month hold period commencing from the date of issuance thereof. The Loan and Bonus Warrants are subject to acceptance by the TSX Venture Exchange.

The proceeds will be used to pay the initial option requirement of $100,000 for a five BC mineral claims group option from an arm’s length optionor. Total additional option payments are a further $900,000 at $100,000 per year.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry copper-gold mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry copper±gold districts located in different prolific porphyry regions of southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry copper±gold deposits. Importantly each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.